SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 23, 2004


                              VEOLIA ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                             Form 20-F X  Form 40-F
                                      ---           ---

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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                              VEOLIA ENVIRONNEMENT

               CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2004

I. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement

(In millions of euros)                                        At June 30,             At June 30,              At December
                                                                  2004          %         2003           %        31, 2003       %
                                                              ---------------------------------------------------------------------
Revenues                                                        14,243.1                14,048.0                 28,603.0
Costs of sales                                                 (11,798.2)              (11,613.6)               (23,725.6)
Selling, general and administrative costs                       (1,517.7)               (1,563.7)                (3,208.3)
Other operating income (expenses)                                   47.6                    13.6                     81.8
EBIT
                                                                   974.8      6.8%         884.3        6.3%      1,750.9      6.1%
Restructuring costs                                                (16.1)                   (9.1)                   (93.3)
EBIT before amortization of Goodwill
                                                                   958.7      6.7%         875.2        6.2%      1,657.6      5.8%
Amortization and depreciation of goodwill and                      (97.3)               (2,266.8)                (2,424.5)
intangible assets with indefinite life(1)
Operating income (loss)
                                                                    861.4     6.0%      (1,391.6)      (9.9%)      (766.9)    (2.7%)
Financing income (expenses)                                        (303.6)                (314.3)                  (623.7)
Other financial income (expenses)                                    15.6                 (136.8)                  (126.2)
Net financial income (loss)                                        (288.0)   (2.0%)       (451.1)      (3.2%)      (749.9)    (2.6%)
Operating income after net financial expense of                     573.4     4.0%      (1,842.7)     (13.1%)    (1,516.8)    (5.3%)
consolidated companies
Other income and expenses                                          (66.9)                  (33.5)                   (62.4)
Net income (loss) before taxes, minority and equity                506.5      3.6%      (1,876.2)     (13.4%)    (1,579.2)    (5.5%)
interests
Income taxes                                                      (224.5)                 (137.8)                  (274.4)
Net income (loss) before minority and equity                       282.0      2.0%      (2,014.0)     (14.3%)    (1,853.6)    (6.5%)
interests
Equity in net income of affiliates                                  29.6                    25.8                     44.4
Minority interest                                                 (130.2)                 (112.0)                  (245.5)
Net income (loss)                                                  181.4      1.3%      (2,100.2)     (14.9%)    (2,054.7)    (7.2%)
Basic earnings per share (in (euro))                                 0.45                   (5.25)                   (5.13)
Diluted earnings per share (in (euro))                               0.45                   (5.25)                   (5.13)


     (1) Including goodwill and intangible assets with indefinite life write-downs of (euro)(6.1) million at June 30, 2004, (euro)(2,153.4) million at June 30, 2003 and (euro)(2,214.9) million at December 31, 2003.


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Consolidated Balance Sheets - Assets
------------------------------------

(In millions of euros)                                                                  At June 30,         At December
                                                                       Notes                2004              31, 2003
                                                                       -----------------------------------------------

Goodwill, net                                                            3                 4,203.9             4,238.4
Other intangible assets, net                                             4                 2,750.6             2,749.1
Property, plant and equipment, net                                       5                15,096.8            14,419.2
 Property plant and equipment                                                             18,799.8            17,698.1
 Publicly-owned utility networks                                                           7,189.7             7,024.2
 Accumulated depreciation                                                                (10,892.7)          (10,303.1)
Financial assets                                                                           1,831.1             1,814.1
 Investments accounted for using the equity method                       6                   484.0               445.7
 Investments accounted for using the cost method                                             184.5               206.2
 Portfolio investments held as financial assets                                                6.8                 6.9
   Other long-term investments and financial assets                                        1,155.8             1,155.3
Total long-term assets                                                                    23,882.4            23,220.8
 Inventories and work-in-progress                                                          1,123.0             1,067.8
 Accounts receivable                                                     7                11,096.7            10,432.9
 Short-term loans                                                                            444.2               457.9
 Other marketable securities                                                               1,466.4             1,202.6
 Cash and cash equivalents                                               8                 1,647.3             2,538.4
Total current assets                                                                      15,777.6            15,699.6
TOTAL ASSETS                                                                              39,660.0            38,920.4



Consolidated Balance Sheets - Liabilities

(In millions of euros)                                                                  At June 30,         At December
                                                                       Notes                2004              31, 2003
                                                                       -----------------------------------------------
 Share capital                                                                             2,001.6             2,001.6
 Additional paid-in capital                                                                6,321.9             6,321.9
 Retained earnings and net income                                                         (4,704.2)           (4,748.7)
Total shareholders' equity                                               9                 3,619.3             3,574.8
Minority interests                                                      10                 2,755.6             2,679.8
Deferred income                                                                            1,396.5             1,475.0
Reserves and allowances                                                                    2,940.8             2,913.9
 Bonds                                                                                     6,474.2             8,047.2
 Other financial long-term debts                                                           4,900.8             4,539.2
Long-term debt                                                          11                11,375.0            12,586.4
Other long-term liabilities                                                                  390.0               399.3
Total long-term liabilities and shareholders' equity                                      22,477.2            23,629.2
 Accounts payable                                                                         11,744.9            11,464.5
 Bank overdrafts and other short-term borrowings                        11                 5,437.9             3,826.7
Total current liabilities                                                                 17,182.8            15,291.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                39,660.0            38,920.4


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
Consolidated Cash Flow Statements
                                                                      At June 30,           At June 30,         At December 31,
(In millions of euros)                                                   2004                  2003                   2003
                                                                      ---------------------------------------------------------

Net income (loss)                                                        181.4              (2,100.2)             (2,054.7)
Depreciation and amortization                                          1,096.8               3,288.9               4,486.2
Financial provisions                                                      55.5                 123.4                 188.3
Gains on sale on property and equipment and financial                     31.9                 (13.0)                 12.8
assets, net
Undistributed earnings of affiliates, net                                (18.0)                (18.2)                (27.0)
Deferred taxes                                                            14.4                 (16.7)                (97.4)
Minority interests                                                       130.2                 112.0                 245.5
Prepaid, deferrals and accruals                                          (21.5)                (29.9)                (53.1)
Increase (decrease) in working capital(1)                               (104.2)               (214.6)                397.6
Net cash provided by operating activities                              1,366.5               1,131.7               3,098.2

Purchases of property, plant and equipment                            (1,039.0)             (1,014.2)             (2,455.7)
Proceeds from sale of property, plant and equipment                      207.0                  46.0                 226.0
Purchases of financial assets                                           (172.7)               (197.4)               (473.8)
   Purchases of investments                                             (152.9)               (116.9)               (266.1)
   Purchases of  portfolio investments held as financial                 (19.8)                (80.5)               (207.7)
   assets
Proceeds from sales of financial assets                                   14.2                  71.3                 494.0
   Proceeds from sales of investments                                     21.6                  54.2                 450.0
   Proceeds from sales of portfolio investments held as                   (7.4)                 17.1                  44.0
   financial assets
Disbursement on notes receivables                                        (87.0)                (77.0)                (78.7)
Principal payment on notes receivables                                    70.9                  55.3                  77.3
Net decrease (increase) in short-term loans                                5.7                (276.5)                 27.3
Sales and purchases of marketable securities                            (259.8)                 61.8                (928.4)
Net cash used in investing activities                                 (1,260.7)             (1,330.7)             (3,112.0)

Net increase (decrease) in short-term borrowings                        (213.0)                723.7                 399.0
Proceeds from issuance of bonds and other long-term debt                 237.8               3,104.1               4,132.8
Principal payment on bonds and other long-term debt                     (676.3)             (2,429.2)             (3,791.2)
Net proceeds from issuance of common stock                                22.2                   6.1                   9.9
Purchase of treasury stock                                                 5.8                  (0.1)                    -
Cash dividends paid                                                     (315.3)               (276.7)               (309.3)
Net cash provided by financing activities                               (938.8)              1,127.9                 441.2
Cash beginning                                                         1,852.8               1,635.6               1,635.6
Effect of foreign currency exchange rates on cash and cash               (12.8)               (147.7)               (210.2)
equivalents
Cash ending                                                            1,007.0               2,416.8               1,852.8



   Cash and cash equivalents                                           1,647.3               3,198.2               2,538.4
   - Cash liabilities                                                    640.3                 781.4                 685.6
-----------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                           1,007.0               2,416.8               1,852.8
-----------------------------------------------------------------------------------------------------------------------------------

(1) The net change in working capital excluded the deferred tax for the period.

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Consolidated Statements of Changes in Shareholders' Equity

                                             Number of        Share     Additional     Retained   Net income    Shareholders'
                                                shares      Capital        paid-in     earnings                        equity
                                                                           capital
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002               405,070,459      5,404.4        2,919.1    (2,333.1)        339.2           6,329.6
------------------------------------------------------------------------------------------------------------------------------
Capital decrease                                    56     (3,443.1)      +3,443.1           -            -                 -
Treasury shares                                      -        +40.3         (40.3)           -            -                 -
Dividends paid and net income appropriation          -            -              -      +121.4       (339.2)           (217.8)
Foreign currency translation adjustment              -            -              -      (509.1)           -            (509.1)
Other                                                -            -              -       +26.8            -             +26.8
Net loss for the year 2003                           -            -              -           -     (2,054.7)         (2,054.7)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003               405,070,515      2,001.6        6,321.9    (2,694.0)    (2,054.7)          3,574.8
------------------------------------------------------------------------------------------------------------------------------
Capital increase/decrease                            -            -              -           -            -                 -
Treasury shares                                      -            -              -           -            -                 -
Dividends paid and net income                        -            -              -    (2,272.6)    +2,054.7            (217.9)
appropriation
Foreign currency translation adjustment              -            -              -       +78.1            -             +78.1
Other                                                -            -              -        +2.9            -              +2.9
Net income at June 30, 2004                          -            -              -           -       +181.4            +181.4
------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2004                   405,070,515      2,001.6        6,321.9    (4,885.6)       181.4           3,619.3
------------------------------------------------------------------------------------------------------------------------------



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Note 1 Accounting Principles and Procedures

o The interim consolidated financial statements of Veolia Environnement ("the Company") have been prepared in accordance with the "Conseil National de la Comptabilite" recommendation of March 1999 concerning interim financial statements. They adhere to the same accounting rules and methods as used for the 2003 year-end financial statements, which are explained in the 2003 Reference Document filed with the Autorite des marches financiers (French Financial Markets Authority) on April 21, 2004.

o Article 133 of the "Loi de Securite Financiere" of August 1, 2003 eliminated from the French Commercial Code the provision that makes consolidation by a controlling company subject to the holding of at least one share. As a result of this statutory amendment, substantive control is determined by reference to the interpretation of SIC-12 of the IFRS standards. This amendment is applicable to Veolia Environnement as of January 1, 2004. On June 30, 2004, "special purpose entities", within the meaning of paragraph 10052 of CRC Regulation 99-02, were consolidated, which resulted in long-term financial debt in the amount of (euro)428 million and the securitization program in France in the amount of (euro)328 million.

Note 2  Significant Events

o In February 2004, signing of an agreement for the sale of farmland located in Imperial Valley in California to Imperial Irrigation District (IID). The sale price was $77.3 million.

o In May 2004, signing of an agreement for the sale by Veolia Environnement to Siemens of USFilter's short-term equipment and services activities for a sum of $993 million. The transaction became effective in the early part of August 2004, following approval by the competition authorities.

Note 3 Goodwill

(In millions of euros)                                       At June 30, 2004                          At December 31,
                                                                                                                 2003
                                                    ------------------------------------------------------------------
                                                      Gross         Amortization           Net
Water                                               5,281.3            (3,643.2)       1,638.1                1,655.0
Waste Management                                    1,536.2              (437.4)       1,098.8                1,097.4
Energy Services                                       943.5              (240.4)         703.1                  705.5
Transportation                                        300.4               (92.0)         208.4                  207.4
FCC and Proactiva                                     842.1              (286.6)         555.5                  573.1
-------------------------------------------------------------------------------------------------------------------------
Total                                               8,903.5            (4,699.6)       4,203.9                4,238.4
-------------------------------------------------------------------------------------------------------------------------

Goodwill amortization expense totaled (euro)(97.3) million at June 30, 2004.

Note 4  Intangible Assets

  (In millions of euros)                                               At June 30, 2004                       At December 31,
                                                                                                                         2003
                                                                 Gross        Amortization          Net

 Fees paid to local authorities                                  960.8             (445.3)        515.5                 528.1
 Trademarks, market share                                      2,198.0             (947.6)      1,250.4               1,227.0
 Software                                                        349.7             (225.7)        124.0                 123.1
 Pre-paid expenses                                               446.8                   -        446.8                 449.5
 Other intangible assets                                         665.6             (251.7)        413.9                 421.4
 --------------------------------------------------------------------------------------------------------------------------------
 Total                                                         4,620.9           (1,870.3)      2,750.6               2,749.1
 --------------------------------------------------------------------------------------------------------------------------------


The (euro)23.4 million increase in trademarks and market share is a result of the positive foreign exchange effect, which was (euro)35.1 million.

The steadiness of intangible assets is due mainly to a depreciation expense in the amount of (euro)(109.5) million offset by acquisitions totalling (euro)67.5 million (unit values less than (euro)10 million) and a positive foreign exchange effect in the amount of (euro)46.9 million.

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Note 5  Property, Plant and Equipment

  (In millions of euros)                                         At June 30, 2004                        At December 31,
                                                                                                                    2003
                                                   -------------------------------------------------------------------------
                                                      Gross        Amortization                  Net

 Property, plant and equipment                     18,799.8           (8,713.0)             10,086.8             9,514.9
 Publicly owned utility networks                    7,189.7           (2,179.7)              5,010.0             4,904.3
 ---------------------------------------------------------------------------------------------------------------------------
 Total                                             25,989.5          (10,892.7)             15,096.8            14,419.2
 ---------------------------------------------------------------------------------------------------------------------------

The increase in property, plant and equipment stems primarily from investments ((euro)808.6 million), disposals ((euro)(216.8) million), positive foreign exchange effect ((euro)158.0 million), changes in consolidation scope ((euro)169.3 million), depreciation expense ((euro)711.4) million) and the impact of the consolidation of the special purpose entities in Berlin ((euro)381.6 million) as provided by the Financial Security Act.

The acquisitions refer to the Water businesses ((euro)309.6 million), the Waste Management division ((euro)249.7 million) and FCC ((euro)91.5 million) and are unit values less than (euro)50 million.

The disposals refer to the Water division ((euro)105.1 million, including
(euro)65.7 million for USFilter) and the Transportation division ((euro)78.2 million, including (euro)68.7 million related to the enforcement of the new transportation contract in Melbourne).


Note 6  Investments Accounted for using the Equity Method

The (euro)38.3 million increase in investments accounted for using the equity method results mainly from net income ((euro)29.6 million) and positive foreign exchange effects ((euro)5.2 million).


Note 7  Trade Accounts Receivables

The reconsolidation of securitization (see Note 1) resulted in an increase in receivables of (euro)423.1 million.


Note 8  Cash, Cash Equivalents

Cash decreased from (euro)2.5 billion at December 31, 2003 to (euro)1.6 billion at June 30, 2004, primarily as a result of the redirecting of Veolia Environnement SA's cash assets to investments funds entered on the balance sheet as marketable securities.


Note 9  Shareholders' Equity

Treasury stocks

Through a decision taken by the Management Board on December 11, 2002, treasury stocks (4.7 million shares) not allocated to stock option and employee savings plans were reclassified as "other long-term investments" in Veolia Environnement SA's statutory financial statements were allocated as a reduction of consolidated shareholders' equity for the June 30, 2002 amount of (euro)151.0 million.

Due to the provisions for depreciation, the net value of the cancelled shares was (euro)108.5 million at June 30, 2004 vs. (euro)88.8 million at June 30, 2003 and (euro)97 million at December 31, 2003.

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Currency translation adjustments

Currency translation adjustments in the first half of 2004, which represented gains of (euro)78.1 million, resulted from the pound sterling's appreciation in relation to the euro ((euro)54.5 million).

At June 30, 2004, the cumulative amount of the reserve was (euro)(734.1) million, which was mainly a result of the depreciation of the dollar.

Appropriation of Income

Net loss at December 31, 2003 was (euro)2,054.7 million. The sum of (euro)217.9 million was distributed for fiscal year 2003.


Note 10  Minority Interests

                                                                                   At June 30,      At December 31,
(In millions of euros)                                                                    2004                 2003
                                                                                   -----------      ---------------

Minority interests at the beginning                                                    2,679.8              2,585.2
Changes in consolidation's scope                                                          27.1                (11.3)
Minority interests in income of consolidated subsidiaries                                130.2                245.5
Dividends paid by consolidated subsidiaries                                              (97.4)               (91.5)
Impact of foreign currency fluctuations in minority interests                              7.0                (48.0)
Other changes                                                                              8.9                 (0.1)
Minority interests at the ending                                                       2,755.6              2,679.8


Note 11 Debt

Long-Term Financial Debt

The main components of long-term financial debt are as follows:

                                                                                   At June 30,      At December 31,
(In millions of euros)                                                                    2004                 2003
                                                                                   -----------      ---------------
EMTN                                                                    (a)            5,769.5              5,801.4
Private placement in the United States                                                   337.1                325.6
Montgomery                                                                                80.5                 94.8
Tyseley                                                                                   98.3                 96.5
Veolia Environnement 1,5% bond                                          (b)                  -              1,535.3
Berliner Wasser Betriebe                                                (c)            1,576.5              1,865.8
Syndicated loan in Czech Korunas                                        (d)              220.4                216.0
Capital lease                                                                            763.1                800.5
Special purpose entities                                                (e)              428.2                    -
Securitization in France                                                (f)              327.7                    -
Other debts (unit values < (euro)100 million)                                          1,773.7              1,850.5
-------------------------------------------------------------------------------------------------------------------
Total                                                                                 11,375.0             12,586.4
-------------------------------------------------------------------------------------------------------------------

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(a)  At June 30, 2004, bonds issued under the EMTN program represented
     (euro)5,787.8 million, (euro)5,769.5 million of which have a maturity of more than one year. In the first half of 2004, VE conducted only one issue of $27 million with a maturity date of March 4, 2009. In addition, during the first half of the year shares representing (euro)150 million of the
     (euro)2 billion issue that is due to expire on June 27, 2008 were bought back.

(b) Vivendi Universal's convertible and/or exchangeable bond into new or existing shares (OCEANE) issued on April 26, 1999 and maturing on January 1, 2005 was reclassified as a short-term financial debt. The amount of this loan under liabilities ((euro)1,535.3 million) includes a redemption premium for (euro)91 million for which the contra entry under assets is posted to the "Other financial assets" item.

(c)  The "Berliner Wasser Betriebe" debt can be broken down as follows:

     -    The debt carried by the operating companies, the amount of which was
          (euro)1,276.5 million at June 30, 2004 versus (euro)1,265.8 million at December 31, 2003;

     -    Acquisition debt at June 30, 2004 totalled (euro)600 million,
          (euro)300 million of which is shown as short-term financial debt (payment of a portion of the acquisition debt, guaranteed by Veolia Environnement, is due on January 31, 2005).

(d) Full payment of this syndicated loan, which was set up by Credit Lyonnais, ING Bank and Komereni Banka in favour of Veolia Environnement in the amount of 8 billion Czech korunas (the equivalent of (euro)251.9 million) is due on November 7, 2008. At June 30, 2004, the amount drawn was 7 billion Czech korunas or (euro)220.4 million, indexed on the Pribor. The documents pertaining to this loan were amended on June 21, 2004. The financial ratios were completely eliminated.

(e) Special purpose entities: in accordance with the "Loi de Securite Financiere" of August 1, 2003, the special purpose entities were consolidated on June 30, 2004 for a sum of (euro)428.2 million. These mainly include companies that have a business relationship with the Eaux de Berlin Company.

(f) Securitization in France: in accordance with the "Loi de Securite Financiere" of August 1, 2003, the Acqueduc II special purpose vehicle was consolidated on June 30 for a sum of (euro)327.7 million.

The breakdown of long-term financial debt by original currency is as follows:

(In millions of euros)                         At June 30,     At December 31,
                                                      2004                2003
                                               -----------     ---------------

Euro                                                9,604.5           11,079.5
US dollar                                             602.4              312.5
Pound sterling                                        272.9              278.5
Czech koruna                                          346.9              291.9
Australian dollar                                      90.1              136.9
Korean won                                            131.9              136.3
Norwegian krone                                        55.5               41.3
Other                                                 270.8              309.5
--------------------------------------------------------------------------------
Total                                              11,375.0           12,586.4
--------------------------------------------------------------------------------

The (euro)1,475 million decrease in long-term debt in euros during the first half of the year resulted primarily from:
-    the reclassification as short-term debt of the OCEANE bond in the amount of
     (euro)1,535.3 million;

- the reclassification as short-term debt of a portion of the Berlin acquisition debt in the amount of (euro)300 million;

- the buyback in the amount of (euro)150 million of the (euro)2 billion debt issue, which is due to be paid in June 2008.


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The consolidation as of January 1, 2004 of the special purpose entities and the
Acqueduc II special purpose vehicle, as provided by the "Loi de Securite Financiere" of August 1, 2003, offsets this decrease by (euro)756 million.

The breakdown of long-term financial debt by due date is as follows:

(In millions of euros)                           At 30 June          At 31 Dec.
                                                       2004                2003
                                                 ----------          ----------

One to two years                                     1,162.8             3,087.1
Two to five years                                    4,002.5             3,710.2
More than five years                                 6,209.7             5,789.1

--------------------------------------------------------------------------------
Total                                               11,375.0            12,586.4
--------------------------------------------------------------------------------


Short-Term Financial Debt:

Short-term financial debt totalled (euro)5,437.9 million at June 30, 2004 vs.
(euro)3,826.7 million at December 31, 2003. The (euro)1,611.2 million increase since December 31, 2003 is due mainly to the reclassification as short-term debt of the OCEANE debenture loan in the amount of (euro)1,535.3 million, which is due on January 1, 2005.

Undrawn Lines of Credit:

At June 30, 2004, the undrawn lines of credit were broken down as follows:
-    for Veolia Environnement S.A. :
     - undrawn multi-purpose lines of short-term credit totalling (euro)100 million;
     -    undrawn multi-purpose lines of medium-term credit totalling
          (euro)1,598 million;
     - medium-term syndicated loan totalling (euro)3,500 million and due on February 19, 2009; - medium-term syndicated loan in Czech korunas, undrawn portion equivalent to (euro)31 million.
- for the subsidiaries: undrawn lines of medium-term credit for the equivalent of approximately (euro)239 million.


Note 12  Sales of Receivables

Securitization in France

In accordance with the "Loi de Securite Financiere" (see Note 1), securitization is reconsolidated as of January 1, 2004.

Discounting of Receivables

Trade receivables assigned under the terms of France's Dailly Act and equivalent amounted to (euro)736 million at June 30, 2004 vs. (euro)998 million at December 31, 2003.


Note 13  Segment information

The Group breaks down five business segments : Water, Waste Management, Energy Services, Transportation and FCC. These segments correspond to the evaluation criteria used by Veolia Environnement with regard to investments and income.

The Water division includes water and wastewater activities such as water distribution, wastewater treatment, industrial processes and the manufacture of water treatment facilities and systems.

Waste Management consists mainly of the collection, processing and disposal of municipal, commercial and industrial waste.

Energy Services include independent power production, energy usage optimization and similar services.

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The Transportation division provides rail and road passenger transportation services.

FCC is a separate segment involved in fields such as construction, urban sanitation, water distribution services, cement production and related urban activities in Spain and Latin America.


Revenue by Segment

(In millions of euros)                                            At June 30,         At June 30,     At December 31,
                                                                         2004                2003                2003
                                                                  -----------         -----------     ---------------
Water                                                                 5,370.0             5,497.1            11,339.8
Waste Management                                                      3,049.5             2,914.0             5,971.5
Energy                                                                2,552.9             2,387.5             4,654.0
Transportation                                                        1,782.0             1,820.9             3,673.1
FCC                                                                   1,488.7             1,428.5             2,964.6
---------------------------------------------------------------------------------------------------------------------
Revenue                                                              14,243.1            14,048.0            28,603.0
---------------------------------------------------------------------------------------------------------------------

Revenue by Geographical Area

(In millions of euros)                                            At June 30,         At June 30,     At December 31,
                                                                         2004                2003                2003
                                                                  -----------         -----------     ---------------
France                                                                6,577.4             6,425.4            13,029.3
Great Britain                                                           766.6             1,054.5             2,031.7
Rest of Europe                                                        4,083.3             3,890.8             7,992.3
United States                                                         1,700.0             1,643.1             3,306.4
Rest of the world                                                     1,115.8             1,034.2             2,243.3
Revenue                                                              14,243.1            14,048.0            28,603.0
---------------------------------------------------------------------------------------------------------------------
EBIT by Segment
---------------------------------------------------------------------------------------------------------------------

(In millions of euros)                                            At June 30,          At June 30,      At December 31,
                                                                         2004                 2003                 2003
                                                                  -----------         -----------     ---------------
Water                                                                   414.2               402.1               783.9
Waste Management                                                        212.3               179.1               380.0
Energy                                                                  200.2               179.2               274.4
Transportation                                                           56.9                40.5                92.6
FCC                                                                     131.6               119.0               275.3
Holding Companies                                                       (40.4)              (35.6)              (55.3)
---------------------------------------------------------------------------------------------------------------------
EBIT                                                                    974.8               884.3             1,750.9
---------------------------------------------------------------------------------------------------------------------

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Note 14   Other Elements of the Income Statement

Employees and personal charges

Personal charges totalled (euro)4,334 million in the first half of 2004 vs.
(euro)4,208 million in the first half of 2003.

Net Financial Income and Expense


(In millions of euros)                                             At June 30,         At June 30,      At December 31,
                                                                          2004                2003                 2003
                                                                   -----------         -----------      ---------------

Interests expense                                                      (303.6)             (314.3)             (623.7)
Other financial income (expense)                                         50.0               (36.0)                7.9
Provisions                                                              (34.4)             (100.8)             (134.1)
---------------------------------------------------------------------------------------------------------------------
Financial income (expense)                                             (288.0)             (451.1)              (749.9)
---------------------------------------------------------------------------------------------------------------------

Financial expenses improved to (euro)(288.0) million in the six months ended June 30, 2004 as compared with (euro)(451.1) million in the first six-month period of 2003.

Financing costs fell slightly compared to the first six-month period of 2004 to
(euro)303.6 million as compared with (euro)314.3 million in the first six-month period of 2003. The financing rate was stable at 4.3% and in line with that of 2003.

The other financial revenue and expenses recovered, from (euro)(136.8) million in the first six-month period of 2003 to (euro)15.6 million in the six months ended June 30, 2004. In the first six-month period of 2003, a provision for the depreciation of a long-term USFilter receivable of (euro)(71.8) million, a provision of (euro)(9.6) million on treasury stock, and a foreign exchange result of (euro)(15.8) million was posted. In the first six-month period of 2004, other financial revenue and expenses included capital gains from the sale of securities for (euro)52.2 million, of which (euro)44.4 million came from Dalkia's sale of Vinci securities. The other components are, as in 2003, amortizations of redemption premiums ((euro)(17.3) million) and from loan issuing costs ((euro)(9.7) million).

Other Income and Expenses

(In millions of euros)                                             At June 30,         At June 30,      At December 31,
                                                                          2004                2003                 2003
                                                                   -----------         -----------      ---------------
Capital gains and losses                                                (47.6)               23.2                22.0
Losses, reserves and impairment of assets                               (19.1)              (56.6)              (86.6)
Other                                                                    (0.2)               (0.1)                2.2
---------------------------------------------------------------------------------------------------------------------
Other income and expenses                                               (66.9)              (33.5)              (62.4)
---------------------------------------------------------------------------------------------------------------------

In the first six-month period of 2004, other income and expenses came to
(euro)(66.9) million as compared with (euro)(33.5) million in the first six-month period of 2003.

These include essentially a provision of (euro)(34.9) million for the planned sale of Berlikom, a unit in the context of Berlin contract, and (euro)(19.2) million of additional provisions on activities held by subsidiaries of FCC.

In the six months ended June 30, 2003, they essentially included capital gains of (euro)27.9 million from the sale of a water treatment plant in Australia and an allocation to provisions for risks of (euro)35.9 million for the sale of assets in the context of the strategic review of North American water activities.

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Income Taxes

(In millions of euros)                                             At June 30,         At June 30,      At December 31,
                                                                          2004                2003                 2003
                                                                   -----------         -----------      ---------------

Current income tax expense                                             (202.0)             (153.8)             (352.2)
         France                                                         (76.6)              (63.5)             (143.5)
         Other countries                                               (125.4)              (90.3)             (208.7)
                                                                                                -
Deferred income tax (benefit)                                           (22.5)               16.0                77.8
         France                                                         (35.1)                9.6               (58.4)
         Other countries                                                  12.6                6.4               136.2

---------------------------------------------------------------------------------------------------------------------
Total income tax expense                                               (224.5)             (137.8)             (274.4)
---------------------------------------------------------------------------------------------------------------------

The amount of the first half-yearly tax expense is not representative of 2004. In the second half of 2004, an expense corresponding to the use of deferred tax assets would be accounted for an amount that would not exceed $100 million. The use would relate to disposals.

As a result of change in transactions structure decided by Veolia Environnement, this expense is dramatically lower than the amount of more (euro)200 million disclosed in "Document de Reference 2003" and 20F 2003. The amount of these expenses is subject to change especially due to price adjustments.

Moreover, as a result of currency exchange tax regulation in France, latent gains and losses on loans and debts are taxed excluding currency exchange on equity. Consequently, a French tax expense of approximately (euro)100 million should be posted to the sale of the American assets without impacting shareholders' equity. This tax was posted in previous years directly as a deduction to the currency transaction adjustments in accordance with the consolidated regulation in force on net foreign investments.


Note 15   Commitments and Contingencies

Specific Commitments

Put Southern Water
The company has refinanced in 2003 its investment in Southern Water. As a result, the company dealt with a first contract with Societe Generale Bank Trust ("SGBT") on June 30, 2003 and a second one with CDC Ixis on July 18, 2003. The terms are as follows:

|X| SGBT and CDC Ixis subscribed each other for (pound)110 million of preferred shares without voting rights issued by Southern Water and previously acquired by Veolia Water UK,

|X| SGBT and CDC Ixis hold each other a put option, maturing in 5 years, allowing them to sell to Veolia Environnement the preferred shares without voting rights at an average exercise price based on a price adjusted by an annual yield of 5.5%.

Put FCC
The Group has agreed to buy the 51% partner's agreement, which remains valid during 10 years, until October 16, 2008 at a price based on the average of the market value of FCC's shares during the three months preceding the exercise of the option (up to seven times FCC's EBITDA or 29.5 times FCC's earnings per share for the previous year, whichever is lower). B1998 SL is a holding company which owns 52.5% of FCC. Based on the average of the market value of the three months preceding the December 31, 2003, the price would be approximately
(euro)1,048million.

If the partner exercises the option agreement, the Group would be the sole shareholder of B1998 SL. As a result of which, the Spanish law could require the Group to launch take over bid on the remaining shares of FCC (47.5%) not held by B1998 SL. The offering price would be determined by the Spanish market authority. According to the share price of FCC on September 1, 2004, the acquisition price of the remaining 47.5% would be around (euro) 1,875 million, subject to adjustment by the Spanish authority.

Due to the release of FCC disposal during the second half of 2004, this put would have no object by December 31, 2004 (see note 17).

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EDF agreements
EDF entered into a call option with the Group for all its share in Dalkia shares in the case of a take over bid on the Group by a competitor of EDF.

Furthermore, the Group entered into a call option with EDF on its Dalkia shares in case of a change in status or a take over bid on EDF by a competitor of Veolia Environnement. The share price would be determined by an independent expert if there is no agreement.

EDF and Veolia Environnement hold each other call options and put options which would allow to EDF to own 50% of equity and voting rights of Dalkia in the case of exercise by one of the parties.

Replacement engagement
The Group and its water distribution and energy services subsidiaries, as part of their contractual obligations through public services contracts and in return for the revenue they receive, assume responsibility for the replacement of fixed assets in the publicly owned utility networks they manage. The Group forecasts the expenditures required in this regard over the remaining duration of the relevant contracts. The accumulated expenditure forecast is estimated at
(euro)2.2 billion ((euro)1.7 billion for water segment and (euro)0.5 billion for energy segment). These expenditures will either be expensed or amortized over the shorter duration of the estimated useful lives of the assets or the contract period, according to the contract terms.

Performance bonds issued for US subsidiaries
Insurance companies have issued performance guarantees in connection with the activities of the US subsidiaries (operational guarantees, guarantees of site restoration), which have been underwritten by Veolia Environnement SA up to a maximum amount of $1.4 billion ($0.6 billion used at June 30, 2004).

Specific Berlin contract engagement
Under the Berlin water contract, the Group may be obligated to pay approximately
(euro)610 million (at 50%) to previous land owners, not yet indemnified by the Berlin government, who present claims for payments.

Securitization
According to the securitization agreement, the subsidiaries are responsible for collecting the receivables. The Group provides guarantees on the performance of its subsidiaries in recovering these amounts.

Fees obligations with local authorities
Under certain public service contracts, the Group has assumed fees obligations with local authorities. At June 30, 2004, the minimum future payments of these commitments is (euro)116 million, 80% of this amount to paid in the next five years.

The breakdown by maturity of specific commitments is as follows :

Specific commitments given                              At December     June 30,                     Maturity
(In millions of euros)                                     31, 2003         2004

                                                                                     Within one      From one      More than
                                                                                           year       to five     five years
                                                                                                        years
                                                                                     ---------------------------------------
Put Southern Water                                             312          328              -           328              -
Put FCC / B                                                    995        1,048          1 048             -              -

Water replacement engagement                                 2,010        1,699            380           637            682
Energy Services replacement engagement                         521          521             54           262            205

Performances bonds VE issued for US subsidiaries               550          508            149            45            314

Specific Berlin contract engagement (50%)                      610          610              -             -            610

Fees obligations with local authorities                        183          116             13            85             18

---------------------------------------------------------------------------------------------------------------------------
Total                                                        5,181        4,830          1,644         1,357          1,829
---------------------------------------------------------------------------------------------------------------------------

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--------------------------------------------------------------------------------


Other commitments given

The other commitments given do not include the collateral guarantee or the specific commitments mentioned above (note 16).

In compliance with the AMF's recommendations, other commitments are broken down into the following categories:

                                                           -------------------------------------------------------------------
(In millions of euros)                At December 31,      At June 30,                        Maturity
                                                                  2004
                                                                         -----------------------------------------------------
                                                 2003                    Within one year      From one to    More than five
                                                                                               five years             years

Operational guarantees (a)                   3,081.3          3,574.5             700.5          1,369.1           1,504.9
Financial guarantees
Debt guarantee (b)                             259.1            170.6              32.3             92.6              45.7
Warranty obligations given (c)                 140.0            176.8              32.7             69.2              74.9
Commitments given
Obligation to buy                              150.6             57.7               2.2             28.2              27.3
Obligation to sell                              51.8             48.8               8.0             39.4               1.4
Other commitments given
Letters of credit (d)                          249.4            309.3             109.6             23.1             176.6
Other commitments given                        569.4            813.5             137.0            100.1             576.4
------------------------------------------------------------------------------------------------------------------------------
Total                                        4,501.6          5,151.2           1,022.3          1,721.7           2,407.2
------------------------------------------------------------------------------------------------------------------------------

a) Operational guarantees (performance bonds) : the Group's subsidiaries in the course of their normal activities, give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties.

     This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

b) Debt guarantees : they relate to guarantees given to financial institutions in connection with financial debt of non consolidated companies, companies accounted for under the equity method, or companies consolidated through proportional consolidation.

c) Warranty obligations given : they include guarantees in connection to sale of USFilter Distribution for (euro)41 million, the sale of Bonna Sabla for
     (euro)65 million and (euro)30 million of guarantees given to insurance companies.

d) Letters of credit : The amount of the credit line of guarantees given by a bank or financial institution which has not been drawn against.

Other commitments given can be broken down per division, as shown below:

(In millions of euros)                   At June 30,          At December 31,
                                                2004                     2003

Water                                        2,075.8                  1,563.6
Waste Management                               670.9                    586.0
Energy Services                                520.7                    584.4
Transportation                                 168.1                    106.9
FCC / Proactiva                              1,022.9                  1,013.9
Holdings                                       658.2                    645.2
Others                                          34.6                      1.6
--------------------------------------------------------------------------------
Total                                        5,151.2                  4,501.6
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------


Operating Leases and Capital Leases

The Group uses capital leases in order to finance certain operating assets and investment properties. The Group has capitalized these assets and recorded the principal portion of the related capital leases as long-term debt for its present value ( (euro)763.1 million at June 30, 2004) (see note 11). Payments under these capital lease obligations at June 30, 2004, December 31, 2003 and June 30, 2003 represent (euro)1.0 billion, (euro)1.3 billion and (euro)1.2 billion, respectively. Furthermore, the Group uses operating leases (mainly transportation equipment).

Veolia Environnement has concluded capital and operating leases. As of June 30, 2004, minimum future payments for these contracts amount to (in millions of euros) :

(In millions of euros)                                           Operating      Capital leases
                                                                    leases     [balance sheet]
2005                                                                 382.0               164,2
2006                                                                 333.3               133,5
2007                                                                 320.4               123,6
2008                                                                 286.1               105.9
2009                                                                 237.6                94.7
2010 and subsequent years                                            237.8               418.6
--------------------------------------------------------------------------------------------------
Total minimum future capital lease payments                        1,797.2             1,040.5
--------------------------------------------------------------------------------------------------
Interests                                                                -               142.3
--------------------------------------------------------------------------------------------------
Present value of payments for capital lease contracts                    -               898.2
--------------------------------------------------------------------------------------------------


Litigation (other than those accounted for)

The Group is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known by the Group and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the financial position or results of operations.


Commitments received

(In millions of euros)                    At December 31, 2003      At June 30, 2004

Commitments received                                   1,215.0               1,168.6
   Debt guarantee                                        154.9                 229.9
   Warranty obligation given                               2.4                   2.3
   Other engagements received                          1,057.7                 936.4

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--------------------------------------------------------------------------------


Note 16  Bank borrowings supported by collateral guarantees

At June 30, 2004, financial debts totalling (euro)563 million were secured by collateral guarantees. The breakdown by type of asset is as follows (in millions of euros):

                          mount pledged (a)     Total amount            %
                                                balance sheet       (a) / (b)
                                                     (b)
On intangible assets                  -               2,751             0.00%
On tangible assets                  279              15,097             1.85%
On financial assets (1)             235                   -                 -
Total long-term assets              514                   -                 -
On current assets                    49              15,778             0.31%
Total assets                        563                   -                 -

(1) Since nearly all the financial assets pledged are securities of consolidated companies, the assets pledged/total balance sheet item ratio is not significant.

Following is a breakdown of the guarantees by due date:

                                                             ----------------------------------------------------------
(In millions of euros)                At December    At June 30,                   Due Date
                                         31, 2003           2004

                                                                   -------------------------------------------
                                                                     Less than   1 to 5 years     More than
                                                                        1 year                      5 years

Intangible assets                              2              0             -              -             -

Tangible assets                              283            279            52             60           167
  Mortgages                                  103            106             1              4           101
  Other tangible assets (1)                  180            173            51             56            66

Financial assets                             213            235             -            106           129
  VW Industrial Dvpt (2) (5)                  60             56             -             56             -
  Chengdu (2) (5)                             53             60             -              -            60
  VW Korean Daesan (3) (5)                    44             41             -             41             -
  Samsung VW Inchon (2) (5)                   33             31             -              -            31
  Delfluent (2) (5)                            -             26             -              -            26
  PPC (2) (5)                                  9              9             -              9             -
  Connex Regiobahn (2) (5)                     6              9             -              -             9
  Taitung (2)                                  -              3             -              -             3
  Technoborgo (2) (6)                          5              -             -              -             -
  Amendis Tanger Tetouan (4) (5)               2              -             -              -             -
  Zhuhai (4) (5)                               1              -             -              -             -
Current assets                                89             49            26              -            23
  Cash collateral                              3              -             -              -             -
  Accounts receivable                         72             36            24              -            12
  Inventory                                   14             13             2              -            11
--------------------------------------------------------------------------------------------------------------
Total                                        587            563            78            166           319
--------------------------------------------------------------------------------------------------------------

(1)      Mainly equipment and travelling systems.
(2)      100% of capital pledged as collateral.
(3)      95% of capital pledged as collateral.
(4)      Part of capital pledged as collateral less than 10%
(5)      Not consolidated companies at June 30, 2004.
(6)      Investments accounted for by the equity method at June 30, 2004.

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--------------------------------------------------------------------------------


Note 17  Post-Closing Events

o    Sales in the USA

     In July 2004, the signing of a final agreement for the sale of Culligan by Veolia Environnement to Clayton Dubilier & Rice for the total sum of $610 million. The transaction should come into effect in the course of the final quarter of 2004, after approval by the regulatory authorities and the satisfaction of the usual conditions for this type of transaction on the closure date.

     These sales in the United States marked the last stage of Veolia Environnement's strategic refocusing program, announced in September 2003, in the area of water in North America. These were part of Veolia Environnement's strategy of concentrating its development on municipal outsourcing and the business of long-term service contracts with municipal and industrial clients. The sum total from sales completed by the Group in 2003 and 2004 ($345 million of which came from the sales of Everpure and Surface Preparation made in 2003) came to approximately $2.0 billion.

o    Sale of FCC

     The discussions held in the course of 2003 resulted, at the end of July 2004, in the announcement of the signing of a final agreement on the sale, to a company controlled by Mrs Esther Koplowitz, of its 49% holding in B 1998 SL, the holding which has a 52.5% share of Fomento de Construcciones y Contratas ("FCC"). This sale will allow Veolia Environnement to reduce its net borrowings by (euro)1.1 billion and will include the full cash payment of (euro)916 million (before transaction costs) including the payment of an extraordinary dividend by B 1998 SL to Veolia Environnement, which will precede the operation. Net financial debt of FCC amounted to (euro)271 million on June 30, 2004.
     This transaction, which should come into effect in the course of the third quarter of 2004, is subject to the approval of the Spanish competition authorities.

On the basis of its estimate, the results of the Group for the first half do not include any effects related to disposals that will take place in the second half of 2004.

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--------------------------------------------------------------------------------


II OPERATING AND FINANCIAL REVIEW


A- MAJOR DEVELOPMENTS IN THE FIRST SIX MONTHS OF 2004


A-1. Overview

In the course of the first six months of 2004, Veolia Environnement completed the implementation of its refocusing on its strategic activities and garnered the first results of its efficiency improvement program. These actions were carried out along with a policy of strengthening and developing its business portfolio.


A-2. Confirmed strengthening of the portfolio

Veolia Environnement has renewed and extended several significant contracts in the course of the first six months of the year:

o    In Water, the Rennes (France) contract was renewed;

o In the Transportation Division, the Nice, Toulon and Saint-Etienne contracts were renewed and the Melbourne (Australia) contract was again given to Connex to run the suburban rail network, with a total revenue estimated at (euro)1.5 billion over a period of five years.

The most significant new contracts gained in the first six months of 2004 were as follows:

o Water and Waste Water management contract in the eastern region of Moravia (Czech Republic) for a period of 30 years and a total revenue estimated at
     (euro)360 million;

o Rehabilitation contract in the province of Guizhou (China), production and distribution of drinking water. The operation of the works over a period of 35 years will generate a total revenue estimated at (euro)210 million;

o In January 2004 in Poland came the inauguration of the storage center (Waste) in Chrzanow, near Krakow. The total estimated revenue for this contract is (euro)250 million over a period of 21 years;

o Dalkia (Energy) was chosen by the Polish Treasury in the tender for the privatisation of the power and heat station in the town of Poznan ("ZEP Poznan"). The contract was signed at the beginning of 2004. Annual revenue is estimated at (euro)74.6 million;

o Multi-service contract between PSA and Veolia Environnement from a total revenue estimated at more than (euro)1 billion over a period of 10 years in the industrial sites of eastern France.


A-3. Successful completion of the refocusing plan

The Group's refocusing plan was carried out according to the planned schedule.

A-3.1 American Assets Sold

o In February 2004, the signing of a sale agreement for agricultural land located in Imperial Valley in California to Imperial Irrigation District
     (IID). The sale price was $77.3 million.

o In May 2004, the signing of an agreement for the sale, by Veolia Environnement to Siemens, of the equipment and short-term services business of USFilter, for the sum of $993 million. The transaction came into effect as of the beginning of August 2004, after approval by the competition authorities.

o In July 2004, the signing of a final agreement for the sale of Culligan by Veolia Environnement to Clayton Dubilier & Rice for the total sum of $610 million. The transaction should come into effect in the course of the final quarter of 2004, after approval by the regulatory authorities and the satisfaction of the usual conditions for this type of transaction on the closure date.

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     These sales in the United States marked the last stage of Veolia
     Environnement's strategic refocusing program, announced in September 2003, in the area of water in North America. These were part of Veolia Environnement's strategy of concentrating its development on municipal outsourcing and the business of long-term service contracts with municipal and industrial clients. The sum total from sales completed by the Group in 2003 and 2004 ($345 million of which came from the sales of Everpure and Surface Preparation made in 2003) came to approximately $2.0 billion.

A-3.2 Sale of FCC

o In the light of the strategic disagreements concerning the FCC's development policy and in order to avoid a deadlock, Veolia Environnement proposed different formulae to Mrs Koplowitz. In autumn 2003, Mrs Koplowitz decided to open negotiations with a view to buying back the Company's indirect holding in FCC's share capital. The Company accepted the principle and various proposals were then exchanged. This information was sent, at its request, to the Comision Nacional del Mercado de Valores (CNMV) in Madrid, who made it public on March 1, 2004.

     The discussions held in the course of 2003 resulted, at the end of July 2004, in the announcement of the signing of a final agreement on the sale, to a company controlled by Mrs Esther Koplowitz, of its 49% holding in B 1998 SL, the holding which has a 52.5% share of Fomento de Construcciones y Contratas ("FCC"). This sale will allow Veolia Environnement to reduce its net borrowings by (euro)1.1 billion and will include the full cash payment of (euro)916 million (before transaction costs) including the payment of an extraordinary dividend by B 1998 SL to Veolia Environnement, which will precede the operation. Furthermore, net financial debt of FCC amounted to
     (euro)271 million on June 30, 2004.
     This transaction, which should come into effect in the course of the third quarter of 2004, is subject to the approval of the Spanish competition authorities.

On the basis of its estimate, the results of the Group for the first half do not include any effects related to disposals that will take place in the second half of 2004.

A-4. The first results of the efficiency plan

The Veolia 2005 plan is proceeding according to the planned schedule. The savings achieved in the first six months of 2004 and included in the EBIT stand at (euro)45.4 million, for an annual target of (euro)100 million.


B- ACCOUNTING AND FINANCIAL INFORMATION

B- 1     Definitions

o The term "new scope" excludes North American assets sold in 2003 or in the course of being sold (Surface Preparation, Everpure, Culligan and the equipment and short-term services activities) and FCC (that leads to account for Proactiva under proportionate consolidation method at 50%).

o   The term "internal growth" includes growth resulting from:

     o the development of an existing contract as a result of the increase in rates and/or volumes distributed or processed;

     o    new contracts;

     o    acquisitions of assets allocated to a particular project or contract.

o The term "external growth" includes acquisitions (excluding transfers) of entities and assets used on different markets and/or which hold a multiple business portfolio.

o The EBIT, the intermediate balance on the profit and loss account, is the operating result before amortization' expenses of goodwill and depreciation of intangible assets with indefinite lives and restructuring costs. It complies and is calculated in accordance with the definition of "resultat d'exploitation" set forth in rule CRC99-02 under French Gaap.

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o    Other income and expenses:
     This item includes income or expenses resulting from exceptional operations or events that are not part of the ordinary operations of Veolia Environnement. They primarily include capital gains and losses on sales of subsidiaries, affiliates and activities.

o The recurrent net result is defined as follows: EBIT + recurrent part of amortization of goodwill and depreciation of intangible assets with indefinite life, of the financial income, of the share in earnings of companies consolidated by the equity method and minority interests + normative tax on the results.


B- 2 Revenue

B-2.1 General comments

--------------------------  ---------------  ---------------  ----------------  ---------------  ---------------  ------------
                             At June 30,      At June 30,        Variation         Internal         External       Effect of
      Consolidated               2004             2003           2004/2003          growth           growth        exchange
         revenue           ((euro) million) ((euro) million)                                                         rate
--------------------------  ---------------  ---------------  ----------------  ---------------  ---------------  ------------
        New scope               11,989           11,682            +2.6%            +3.4%            +0.2%           -1.0%
--------------------------  ---------------  ---------------  ----------------  ---------------  ---------------  ------------
FCC and 50% of Proactiva
                                1,518            1,461             +3.9%
--------------------------  ---------------  ---------------  ----------------
  North American assets
      sold in 2003               736              905             -18.7%
  or in the process of
       being sold
--------------------------  ---------------  ---------------  ----------------
   Consolidated total           14,243           14,048            +1.4%
--------------------------  ---------------  ---------------  ----------------

The Group's consolidated revenue amounted to (euro)14,243 million compared with
(euro)14,048 million during the first half of 2003.

Revenue of new scope came to (euro)11,989.3 million, up 2.6%, and an increase of 3.6% at constant exchange rates. The negative impact of exchange rate fluctuations ((euro)116 million) was attributable primarily to the variation in the dollar (i.e. negative impact of (euro)96 million, with the average rate of the US dollar to the euro at $1.2221 for the six months ended June 30, 2004 from $1.11455 for the six months ended June 30, 2003). The internal growth in the new scope posted internal growth of 3.4%. Excluding the impact of the (rail and bus) transportation activities discontinued in the UK, internal growth was 6.3%.

The revenue posted by the new scope, outside France totalled (euro)5,415 million, representing 45.2% of the total.


B-2.2 Revenue by business activity

(in millions of Euros)                                                            At June 30,             At June 30,
                                                                                         2004                    2003

Water                                                                                 5,370.0                 5,497.1
excluding North American assets sold in 2003 or in the process of                     4,633.7                 4,592.3
being sold
Waste                                                                                 3,049.5                 2,914.0
Energy                                                                                2,552.9                 2,387.5
Transportation                                                                        1,782.0                 1,820.9
FCC                                                                                   1,488.7                 1,428.5
Revenue                                                                              14,243.1                14,048.0
New scope                                                                            11,989.3                11,681.6

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--------------------------------------------------------------------------------


WATER (1)

------------------------  --------------------  ----------------  ---------------  -----------------  ---------------
   At June 30, 2004        At June 30, 2003        Variation         Internal      External growth      Effect of
   ((euro) million)        ((euro) million)        2004/2003          growth                           exchange rate
------------------------  --------------------  ----------------  ---------------  -----------------  ---------------
         4,634                   4,592               +0.9%            +2.2%             -0.4%             -0.9%
------------------------  --------------------  ----------------  ---------------  -----------------  ---------------

 (1) Excluding the North American businesses sold during 2003 (Surface Preparation and Everpure) or in the process of being sold (Culligan, equipment and short-term services).

In France, internal growth came to 1.8% and benefited from the sustained level of the design-build and distribution activities. This increase was driven by the combination of two opposite factors:

|X| Very solid organic growth (+4.5%) posted for the revenue retained by the company (own revenue) even though the heat wave-related effects seen in 2003 did not recur.

|X| A modification to the amount of payments made to local authorities (third-party revenue) leading to a mechanical reduction of around 3% in the corresponding billing.

The international activities (excluding Veolia Water Systems) posted further revenue growth with internal growth of 8.5%. They were boosted by a very favourable performance in Europe and the ramp-up in contracts won in Asia. The activities retained in the United States also performed well.

Revenue of Veolia Water Systems decreased by 9.8% on a similar scope basis and at constant exchange rates for the first six-month period of 2004, reflecting the continued and effective implementation of a more selective approach to contracts since 2003.

WASTE

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At June 30, 2004        At June 30, 2003        Variation      Internal growth      External         Effect of
   ((euro) million)        ((euro) million)        2004/2003                            growth        exchange rate
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         3,050                   2,914               +4.6%             +6.6%            +0.2%             -2.2%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

The Waste division posted a good overall performance both inside and outside France.

Internal revenue growth came to 5.6% in France thanks to a solid performance of all the division's activities, including waste collection, sorting and incineration.

Internal revenue outside France grew 7.9% (7.5% including Proactiva). Growth was sustained in Northern Europe, where it exceeded 9 %. In the United States, the solid waste and industrial services business continued to perform well. Businesses in the Asia Pacific area again enjoyed very satisfactory volumes, especially in Hong Kong. Business in Australia was boosted by the recovery in treated tonnages.

ENERGY SERVICES

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At June 30, 2004        At June 30, 2003        Variation      Internal growth      External         Effect of
   ((euro) million)        ((euro) million)         2004/2003                           growth        exchange rate
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         2,553                   2,388               +6.9%             +5.9%            +1.2%             -0.2%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

Energy services recorded internal growth of 5.9%, which was attributable to the following factors:

|X| Revenue growth in France came to 4.1% due to good commercial developments that outweighed the negative impact of lower gas prices on Dalkia's prices for certain services.

|X| Internationally (+9.0%), growth was particularly strong in southern Europe and Great Britain encouraged by strong commercial growth.

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--------------------------------------------------------------------------------


TRANSPORTATION

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At June 30, 2004        At June 30, 2003        Variation      Internal growth      External         Effect of
   ((euro) million)        ((euro) million)        2004/2003                            growth        exchange rate
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         1,782                   1,821               -2.1%             -1.8%            +0.2%             -0.5%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

The 2.1% decrease in revenue was attributable to the discontinuation of rail and bus operations in Great Britain.

Excluding the impact of these discontinued activities, internal growth came to 18.2%, including 8.1% in France coming from business expansion and 26.9% outside France. Connex benefited in particular from the full impact of the Boston contract, the ones won in Germany and Sweden, and the renewal and extension of the Melbourne contract in Australia.

F.C.C (*)

------------------------  --------------------  ----------------  -----------------  ---------------  --------------
   At June 30, 2004        At June 30, 2003        Variation      Internal growth       External        Effect of
   ((euro) million)       ((euro) million)         2004/2003                             growth       exchange rate
------------------------  --------------------  ----------------  -----------------  ---------------  --------------
         1,489                   1,429               +4.2%             +4.4%             +0.1%            -0.3%
------------------------  --------------------  ----------------  -----------------  ---------------  --------------

(*) VE share

Organic growth of 4.4% was driven by urban services and environmental services.

A definitive agreement for sale of Veolia Environnement's stake in B 1998 having been signed on July 29, 2004, FCC will remain proportionally consolidated until June 30, 2004.


B-2.3 Revenue by geographical area

(In millions of Euros)      At June 30,         At June 30,         Growth rate
                                   2004                2003

France                          6,577.4             6,425.4               +2.4%
Europe excluding France         4,849.9             4,945.3               -1.9%
Americas                        1,888.2             1,902.2               -0.7%
Rest of the world                 927.6               775.1              +19.7%
Revenue                        14,243.1            14,048.0               +1.4%

France

The 2.4% increase was due essentially to the Waste, Energy and Transportation activities.

Europe excluding France

The fall of 1.9% is linked to the British South Eastern transport contract, which was not renewed after November 8, 2003, and to Connex's decision to completely quit the British transportation market. Apart from the effect this had, there was a rise of 4.6%.

Americas

The 0.7% drop was linked to the evolution of monetary parities and the North American sales. At a constant exchange rate and excluding the North American sales, growth was more than 20%.

Rest of the world

The rise of 19.7% was pronounced in Australia due to the renewal of the Melbourne contract (Transportation) and in Asia.

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--------------------------------------------------------------------------------


B- 3 Other items on the profit and loss account

B-3.1. EBIT


(in millions of Euros)                                        At June 30,     At June 30,   Growth         At December 31,
                                                                     2004            2003        rate                 2003
Water                                                               414.2           402.1       +3.0%                783.9
Waste                                                               212.3           179.1      +18.5%                380.0
Energy                                                              200.2           179.2      +11.7%                274.4
Transportation                                                       56.9            40.5      +40.5%                 92.6
FCC                                                                 131.6           119.0      +10.6%                275.3
Cost of holdings                                                   (40.4)          (35.6)        n.a.               (55.3)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL EBIT                                                          974.8           884.3      +10.2%              1,750.9
-----------------------------------------------------------------------------------------------------------------------------
EBIT North American assets sold in 2003 or in the process
of being sold                                                      (29.5)          (48.7)        n.a.               (37.3)
-----------------------------------------------------------------------------------------------------------------------------
EBIT excluding North American assets sold in 2003 or in the
process of being sold                                               945.3           835.6      +13.1%              1,713.6
-----------------------------------------------------------------------------------------------------------------------------
EBIT excluding North American assets sold in 2003 or in the
process of being sold at a constant exchange rate                   954.8           835.6      +14.3%
-----------------------------------------------------------------------------------------------------------------------------

On the new scope, the EBIT stood at (euro)812.5 million in the six months ended June 30, 2004 as compared with (euro)715.6 million in the six months ended June 30, 2003, a rise of 13.6% of which +15.0 % at a constant exchange rate.

WATER

For the first six-month period of 2004, the EBIT stood at (euro)414.2 million as compared with (euro)402.1 million for the first six-month period of 2003, a rise of 3%. Excluding assets sold in 2003 or in the process of being sold in 2004, the EBIT rose from (euro)353.4 million in the six months ended June 30, 2003 to
(euro)384.7 million in the six months ended June 30, 2004, a rise of 8.9%, of which 9.4% at a constant exchange rate (+10.2% excluding Proactiva).

In France, despite the less favorable climatic conditions for the activity than the previous year for the same period, the EBIT benefited from the continuation of the operational performance improvement plans.

Internationally, the rise in operational profitability was mainly due to the Berlin contract, where the EBIT benefited from the positive effects of the rate increases. In the rest of Europe, the EBIT rose in Germany and Romania. In Asia, contracts started under better conditions. In the United States, the organization of the retained activities was set up. The engineering and technological solutions activities were turned around.

WASTE

The Waste activity EBIT rose from (euro)179.1 million for the first six-month period of 2003 to (euro)212.3 million for the first six-month period of 2004, a rise of 18.5%. In the Onyx scope alone and at a constant exchange rate, the rise was 20.1%.

The rise in results was significant in the French activities, which benefited from the recovery measures taken over previous years, particularly in the areas of collection, incineration and toxic waste.

Internationally, the rise of the EBIT is most marked in Northern Europe: in Great Britain due to the improvement in the profitability of municipal contracts as well as the addition of major integrated contracts and in Norway, thanks to a very favorable recycling activity in the first half-year. In the USA, the EBIT margin remained stable at a high level.

ENERGY

The Energy division EBIT came to (euro)200.2 million, a rise of 11.7% compared to the first six-month period of 2003 ((euro)179.2 million) and of 12.3% at a constant exchange rate.

The rise was significant in France as a result of the favorable evolution of the service and construction activities

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--------------------------------------------------------------------------------


Internationally, the results saw strong growth in Great Britain and Italy, under the twin effect of commercial development and profitability actions, and rose in the Eastern European countries according to the development plan for business won over the last two years.

TRANSPORTATION

In Transportation, the EBIT stood at (euro)56.9 million, a rise of 40.5% compared to the six months ended June30, 2003.

In France, the activity developed favorably.

The turnaround is significant on the international level, particularly due to the full effect of the Boston contract and the first impacts of the new Melbourne contract.

FCC

FCC's EBIT rose by 10.6%, from (euro)119.0 million for the first six-month period of 2003 to (euro)131.6 million for the first six-month period of 2004. The rise is significant in the environment services.


B-3.2.   Restructuring costs

Increased restructuring costs ((euro)16.1 million in the first six-month period of 2004 as compared with (euro)9.1 million in the first six-month period of
2003) related to the French activities in the Energy division and some engineering activities in the Water businesses.


B-3.3. Amortization of goodwill and depreciation of intangible assets with indefinite life

The amortization of goodwill and depreciation of intangible assets with an indefinite life stood at (euro)(97.3) million in the six months ended June 30, 2004 as compared with (euro)(2,266.8) million in the six months ended June 30, 2003.

For the first six-month period of 2003, non-recurrent amortizations stood at
(euro)(2,153.4) million, of which (euro)(2,134.9) million in extraordinary USFilter goodwill and intangible assets with indefinite life depreciation and
(euro)(10.7) million in extraordinary Connex South Eastern goodwill depreciation. For the first six-month period of 2004, non-recurrent amortizations came to (euro)(6.1) million.

Recurrent amortizations came to (euro)(91.2) million in the six months ended June 30, 2004 as compared with (euro)(113.4) million in 2003. The improvement is due to the full effect of the USFilter goodwill depreciation as from July 1, 2003.


B-3.4. Financial income (loss)

Financial expenses improved to (euro)(288.0) million in the six months ended 30 June 2004 as compared to (euro)(451.1) million for the first six-month period of 2003.

Financing costs fell slightly compared to the first six-month period of 2003 to
(euro)303.6 million as compared with (euro)314.3 million for the first six-month period of 2003. The financing rate was stable at 4.3% and in line with that of 2003.

The other financial revenue and expenses recovered, from (euro)(136.8) million for the first six-month period of 2003 to (euro)15.6 million in the six months ended June 30, 2004. For the first six-month period of 2003, a provision for the depreciation of a long-term USFilter receivable of (euro)(71.8) million, a provision of (euro)(9.6) million on treasury stock, and a foreign exchange result of (euro)(15.8) million was posted. For the first six-month period of 2004, other financial revenue and expenses included capital gains from the sale of securities for (euro)52.2 million, of which (euro)44.4 million came from Dalkia's sale of Vinci securities. The other components are, as in 2003, amortizations of redemption premiums ((euro)(17.3) million) and from loan issuing costs ((euro)(9.7) million).

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--------------------------------------------------------------------------------


B-3.5. Other income and expenses

For the first six-month period of 2004, other income and expenses came to
(euro)(66.9) million as compared to (euro)(33.5) million for the first six-month period of 2003.

These include essentially a provision of (euro)(34.9) million for the planned sale of Berlikom, a unit in the context of Berlin contract, and (euro)(19.2) million of additional provisions on activities held by subsidiaries of FCC.

In the six months ended June 30, 2003, they essentially included capital gains of (euro)27.9 million from the sale of a water treatment plant in Australia and an allocation to provisions for risks of (euro)35.9 million for the sale of assets in the context of the strategic review of North American water activities.


B-3.6.   Income taxes

For the first six-month period of 2004, the Group accounted for a consolidated tax expense of (euro)(224.5) million
((euro)(202.0) million current income tax and (euro)(22.5) million deferred taxes) as compared to (euro)(137.8) million for the first six-month period of 2003 ((euro)(153.8) million current income tax and +(euro)16.0 million deferred taxes). The overall increase in the tax expense mainly shows the rise in operating result before amortization of goodwill and depreciation of intangible assets with indefinite life.

The amount of the first half-yearly tax expense is not representative of 2004. In the second half of the year, an expense corresponding to the use of deferred tax assets would be accounted for an amount that would not exceed $100 million. The use would relate to disposals.

As a result of change in transactions structure decided by Veolia Environnement, this expense is dramatically lower than the amount of more (euro)200 million disclosed in "Document de Reference 2003" and 20F 2003. The amount of these expenses is subject to change especially due to price adjustments.

Moreover, as a result of currency exchange tax regulation in France, latent gains and losses on loans and debts are taxed excluding currency exchange on equity. Consequently, a French tax expense of approximately (euro)100 million should be posted to the sale of the American assets without impacting shareholders' equity. This tax was posted in previous years directly as a deduction to the currency transaction adjustments reserve in accordance to the consolidated regulation in force on net foreign investments.


B-3.7.   Minorities

The rise in the share of minorities of (euro)112.0 million in the six months ended June 30, 2003 to (euro)130.2 million in the six months ended June 30, 2004 reflects the improved operating conditions and the share of minorities in capital gain on the sale by Dalkia of Vinci securities.



B-3.8.   Consolidated net result

The Group's consolidated net result stood at (euro)181.4 million as compared with (euro)(2,100.2) million in the six months ended June 30, 2003. The recurrent net result (see definition in Paragraph B-1) was (euro)204.8 million in the six months ended June 30, 2004 as compared with (euro)132.6 million in the six months ended June 30, 2003.

Taking into account the weighted average number of shares in circulation, which came to 400.3 million in the six months ended June 30, 2004 and in the six months ended June 30, 2003, the consolidated net result per share stood at
(euro)0.45, as compared with (euro)(5.25) in the six months ended June 30, 2003. The recurrent net result per share stood at (euro)0.51 in 2004, as compared with
(euro)0.33 in the six months ended June 30, 2003.

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--------------------------------------------------------------------------------



First six months of 2004:                                                              Non
                   (in millions of Euros)                       Recurrent         recurrent      Total              Comments
EBIT (operating result)                                              974.8               -         974.8           ss. B-3.1
Restructuring costs                                                      -          (16.1)        (16.1)           ss. B-3.2
Amortization of goodwill                                            (91.2)           (6.1)        (97.3)           ss. B-3.3
Financial income (expenses)                                        (342.1)            54.1       (288.0)           ss. B-3.4
Other income and expenses                                                -          (66.9)        (66.9)           ss. B-3.5
Earnings of companies consolidated by the equity method               29.6               -          29.6
Minority interests                                                 (142.1)            11.9       (130.2)           ss. B-3.7
Taxes (35.43% for recurrent taxation)                              (224.2)           (0.3)       (224.5)           ss. B-3.6
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                204.8          (23.4)         181.4
-----------------------------------------------------------------------------------------------------------------------------

First six months of 2003:
                                                                    Recurrent          Non         Total            Comments
(in millions of Euros)                                                           recurrent

EBIT (operating result)                                                 884.3            -         884.3           ss. B-3.1
Restructuring costs                                                         -        (9.1)         (9.1)           ss. B-3.2
Amortization of goodwill                                              (113.4)    (2,153.4)     (2,266.8)           ss. B-3.3
Financial income (expenses)                                           (369.8)       (81.3)       (451.1)           ss. B-3.4
Other income and expenses                                                   -       (33.5)        (33.5)           ss. B-3.5
Earnings of companies consolidated by the equity method                  25.8            -          25.8
Minority interests                                                    (112.0)            -       (112.0)           ss. B-3.7
Taxes (35.43% for recurrent taxation)                                 (182.3)         44.5       (137.8)           ss. B-3.6
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                   132.6    (2,232.8)     (2,100.2)
-----------------------------------------------------------------------------------------------------------------------------

The rise in the recurrent net result was essentially due to the relutive impact of the North American sales in the first six months of 2004 as well as good performances by the Group as a whole.

A- LIQUIDITY AND CAPITAL RESOURCES

C- 1 Statement of cash flow

The net cash flow generated by the activity was (euro)1,366.5 million in the first six months of 2004 as compared with (euro)1,131.7 million in the first six months of 2003.

This rise in net flows generated by activity (+(euro)234.8 million) was the result of:

o a rise in cash flow from operations of (euro)124 million, which demonstrates the improved performance of the Group;

o the variation in working capital requirements which, accounting for sales in trade receivables improving, rose from (euro)(57) million in the six months ended June 30, 2003 to (euro)159 million in the six months ended June 30, 2004;

o a fall in the variation of the Dailly sales programme and similar programmes, which fell from (euro)(158) million in the six months ended 30 June 2003 to (euro)(263) million in the six months ended 30 June 2004 (a deterioration of (euro)(105) million).

The net cash flow from investing activities came to (euro)(1,260.7) million in the first six months of 2004 as compared with (euro)(1,330.7) million in the first six months of 2003.

This rise of (euro)70 million was essentially the result of:

o a steadiness of investments of (euro)1,212 million in the six months ended June 30, 2003 to (euro)1,212 million in the six months ended June 30, 2004. It reflects the Group's policy of control and selectiveness in this field.

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o    an increase in sales of (euro)117 million in the six months ended June 30,
     2003 to (euro)221 million in the six months ended June 30, 2004. In the course of the first six months of the year 2003, the Group completed the partial sale of the Veolia Water holding in WYUNA (Australia) for the sum of (euro)34 million and the sale of Walther Trowal (United States) for the sum of (euro)30 million. In the first six-month period of 2004, Veolia Environnement sold agricultural land (See A-3) for (euro)66 million and some industrial assets in the context of establishing the new Melbourne contract for (euro)69 million. In August 2004, Veolia Environnement collected the revenue from the sale of the USFilter equipment activities and short-term services for $993 million, subject to price adjustments. According to the agreements signed in July 2004, Veolia Environnement should collect the revenue from the sale of FCC for (euro)916 million, and from Culligan for $610 million in the 3rd quarter of 2004 (see Paragraph A-3).

The net cash flow from financing activities fell from (euro)1,127.9 million in the six months ended June 30, 2003 to (euro)(938.8) million in the six months ended June 30, 2004.

This fall of (euro)2.1 billion was essentially the result of the refinancing policy and extension of debt policy and increase in liquidity that marked the first six months of 2003, especially the issuing of bonds for (euro)1.7 billion in the context of the EMTN programme and the private investment of (euro)337 million in the United States.

So, taking into account the changes in flows described above and the policy of increasing liquidity, cash balances stood at (euro)1,007 million in the six months ended June 30, 2004 as compared with (euro)1,853 million in the six months ended December 31, 2003. This reduction was the result of a re-allocation of available funds to long-term instruments.

The "free cash-flows" are defined as follows: cash flow from operations +/- the working capital requirements variation - change in securitization and Dailly receivables + disposals of assets (excluding non strategic disposals) - investments +/- movements in the consolidation scope. They rose by (euro)367 million, from (euro)172 million in the six months ended June 30, 2003 to
(euro)539 million in the six months ended June 30, 2004. This rise demonstrates the improvement in profitability, investment optimisation actions and working capital requirements.


C- 2     Use of funds

(in millions of Euros)         Capital expenditures                Financial investments

                            At June 30,       At June 30,       At June 30,        At June 30,
                                   2004              2003              2004               2003
Water                             479.0             445.6              24.0              147.6
Waste                             250.3             260.8              21.9               18.4
Energy                            131.4             126.5              71.4               24.5
Transportation                     71.6              62.1              23.8               38.8
FCC (of which Proactiva)          103.5             118.2              31.6               16.2
Others                              3.2               1.0                 -                  -
--------------------------------------------------------------------------------------------------
TOTAL                           1,039.0           1,014.2             172.7              245.5
--------------------------------------------------------------------------------------------------

About (euro)591 million were dedicated to the maintenance of the industrial tool and (euro)621 million to the Group's growth, principally internationally. The main growth investments were in Water, major projects costing (euro)61 million, in Waste, various large projects in France and Great Britain on incineration plants ((euro)77 million), in Energy, the acquisition of ZEP Poznan in Poland ((euro)59 million) and in Transportation, a few small development projects costing (euro)24 million.

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C- 3 Source of funds

(in millions of Euros)                        At June 30,    At December 31,
                                                     2004              2003
Bonds                                             6,474.2           8,047.2
Other long-term financial debts                   4,900.8           4,539.2
Short-term financial debts                        5,437.9           3,826.7
--------------------------------------------------------------------------------
Financial debts sub-total                        16,812.9          16,413.1
--------------------------------------------------------------------------------
Long-term financial loans                           528.7             409.9
Short-term financial loans                          444.2             457.9
Other marketable securities                       1,466.4           1,202.6
Cash and cash equivalent                          1,647.3           2,538.4
--------------------------------------------------------------------------------
Net financial debt                               12,726.3          11,804.3
--------------------------------------------------------------------------------

In application of "Loi de Securite Financiere", long-term debts include, as from January 1, 2004, long-term debts representative of securitization ((euro)328 million), and special purpose entities for (euro)428 million.


The Company's cash and cash equivalent have fallen from (euro)2.5 billion to
(euro)1.6 billion, due in particular to:

     o the implementation of a new management policy on cash, which led to the investment of part of these funds in investment funds, entered under other marketable securities (increase of (euro)260 million approximately),

     o the redemption to the tune of (euro)150 million of the (euro)2 billion bond issue whose maturity date is June 2008,

     o    the reduction in liabilities on the commercial papers programme.

The totals for credit lines and un-drawn syndicated loans stood respectively at
(euro)1.9 billion and (euro)3.5 billion as of June 30, 2004.

D- CORPORATE FINANCIAL STATEMENTS

The Company's operating revenue for the first six months of 2004 came to
(euro)145.7 million as compared with (euro)183.4 million in the first six months of 2003. The net result came to (euro)302.4 million as compared with (euro)97.5 million in the six months ended June 30, 2003.

E- OUTLOOK


The second half of 2004 should confirm the trends seen during the first half of 2004. As such, the Group sets forth the following improvement targets for the full-year 2004: double-digit growth in EBIT, strong growth in recurring net income and positive free cash flow before the disposal of non-core assets.

Following a reduction of (euro)2 billion to the Group's net debt in two years, net debt should be further reduced by approximately (euro)2 billion to between
(euro)10.5 billion and (euro)11 billion at year-end 2004.

Over the medium term, the Group confirms its policy of profitable and selective organic growth. It maintains its ROCE target of at least 8% in 2005 despite the short-term dilutive impact on this indicator from the sale of FCC.



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B- IFRS MIGRATION PROGRAMME

The programme for migration to IFRS standards that should be effective by January 1, 2005 and applicable to 2004 so as to allow comparison with 2005 is proceeding according to the planned schedule. Training took place in the spring and the first balance sheet consolidated estimates on January 1, 2004 (FTA) were made and fed back through an IT system suited for the transition.

All the accounting standards have been analyzed by Veolia Environnement and evaluated. However, the processing in IFRS standards of concession contracts is being analyzed by the IASB interpretation body, the IFRIC. The first summaries were released during summer 2004. They might have material effect on Veolia Environnement accounts under IFRS. One called D3 defines the methodology for determining a lease contract in a services contract. Another, called D10, concerns concessions contracts. This latter should be the subject of a definitive text in the spring of 2005. The IFRIC work concerns the analysis of the assets entered and financed by the operator companies, the degree of control of these assets by the grantor, and the operator companies' exposure to risks. On the basis of the draft texts, Veolia Environnement carried out a valuation of its contracts and analysed their classification on the balance sheet. It could have an effect on the level of revenue and the structure of the Group's balance sheet, but no significant impact on the net result over the life of the contracts.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 23, 2004

                                   VEOLIA ENVIRONNEMENT


                                   By:  /s/ Jerome Contamine
                                        -------------------------------------
                                        Name: Jerome Contamine
                                        Title:   Chief Financial Officer